UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check one):	[ ] Form 10K	[ ] Form 20-F	[X] Form 11-K	[ ] Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR
[ ] Form N-CSR
	For Period Ended:	December 31, 2004

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

PART I - REGISTRANT INFORMATION

First Midwest Bancorp, Inc. Savings and Profit Sharing Plan

Full Name of Registrant

Former Name if Applicable

One Pierce Place, Suite 1500, P.O. Box 459

Address of Principal Executive Office (Street and Number)

Itasca, IL 60143

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form
N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Due to unanticipated delays in the collection and compilation of necessary information, the Plan's financial statements for the year ended December 31, 2004 and corresponding audit will not be completed in time to file the Plan's Annual Report on Form 11-K (the "2004 11-K") within the prescribed period without unreasonable effort or expense. The registrant represents that the 2004 11-K will be filed no later than the fifteenth calendar day following the date on which it was due.

(Attach extra Sheets if Needed)
PART IV - OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification
	Jay Lundborg	630		875-7458

	(Name)	(Area Code)		(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant

	was required to file such report(s) been filed? If answer is no, identify report(s).			Yes [X]	No [ ]

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

				Yes [ ]	No [X]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

First Midwest Bancorp, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2005		By:	/s/ STEVEN H. SHAPIRO

Steven H. Shapiro
Executive Vice President *

*	Duly authorized to sign on behalf of the Registrant.